Filed by Plains All American Pipeline, L.P. (1-14569)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Pacific Energy Partners, L.P. (1-31345)
Commission File No: 333-135712

Contacts:	Phillip D. Kramer	A. Patrick Diamond
	Executive Vice President and CFO	Director, Strategic Planning
	713/646-4560 — 800/564-3036	713/646-4487 — 800/564-3036
FOR IMMEDIATE RELEASE
PAA Provides Status Report on Phase I
Construction of St. James Terminal and
Announces Phase II Development
     (Houston — October 10, 2006) Plains All American Pipeline, L.P. (NYSE: PAA) today provided a status report on Phase I construction activities for its St. James Terminal facility in Louisiana. PAA also announced today that it is proceeding with the Phase II development of the St. James Terminal facility. Matrix Service Inc. of Tulsa, Oklahoma, will act as contractor for both phases of the project.
     The initial construction of the St. James Terminal, referred to as the Phase I development, commenced in mid-2005. The facility is anticipated to become operational during the first quarter of 2007 at a total cost of approximately $93 million. Phase I consists of seven crude oil storage tanks with an aggregate shell capacity of approximately 3.5 million barrels along with the manifold and pumping system.
     Under the Phase II project, Plains will construct approximately 2.7 million barrels of additional tankage at its crude oil storage and terminalling facility in St. James, Louisiana. The Phase II project will expand the total capacity of the facility to 6.2 million barrels and is expected to cost approximately $64 million. The Partnership estimates that the Phase II tankage will become operational during the first quarter of 2008.
     “Plains All American continues to invest in strategically located storage assets that we believe are well positioned to benefit from long-term trends in the energy industry,” said Greg L. Armstrong, Chairman and Chief Executive Officer of the Partnership. “We believe that foreign imports will continue to increase as a result of increased U.S. crude oil consumption and domestic crude oil production declines. Our St. James Terminal is ideally located to support our foreign crude oil import activities and will strengthen our ability to provide our refinery customers with foreign crude oil supply alternatives.”

333 Clay Street, Suite 1600	Houston, Texas 77002	713-646-4100 / 800-564-3036

     Armstrong noted that the Partnership preliminarily anticipates spending approximately $20 million to $22 million of the $64 million capital cost during 2006, with the majority of the remaining expenditures to be spent in 2007.
     Upon completion of the Phase II development, Plains All American’s St. James Terminal Facility will consist of one 210,000 barrel tank, four 480,000 barrel tanks, six 670,000 barrel tanks and a manifold and pumping system capable of receiving and delivering crude oil at the mainline flow rates of connecting carriers.
     Plains All American Pipeline, L.P. is engaged in interstate and intrastate crude oil transportation and crude oil gathering, marketing, terminalling and storage, as well as the marketing and storage of liquefied petroleum gas and other petroleum products, in the United States and Canada. Through its 50% ownership in PAA/Vulcan Gas Storage LLC, the Partnership is also engaged in the development and operation of natural gas storage facilities. The Partnership’s common units are traded on the New York Stock Exchange under the symbol “PAA.” The Partnership is headquartered in Houston, Texas.
Investor Notice
     Plains All American Pipeline, L.P. has filed with the Securities and Exchange Commission a registration statement on Form S-4 (as the same may be supplemented or amended, Registration No. 333-135712) containing a joint proxy statement/prospectus of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and other documents in relation to this transaction. Investors and security holders are urged to read these documents carefully because they contain important information regarding Plains All American Pipeline, L.P., Pacific Energy Partners, L.P. and the merger. The joint proxy statement/prospectus will be sent to security holders of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. seeking their approval of the transactions contemplated by the merger agreement. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P., without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by directing a request to the respective partnerships as follows: Information regarding Plains All American Pipeline can be obtained by contacting its investor relations department at 713-646-4100 or by accessing its website at www.paalp.com, and information regarding Pacific Energy Partners can be obtained by contacting its investor relations department at 562-728-2871 or by accessing its website at www.PacificEnergy.com.
     Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and the officers and directors of the respective general partners of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Plains All American Pipeline, L.P.’s and Pacific Energy Partners, L.P.’s respective Annual Reports on Form 10-K and Form 10-K/A filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.

333 Clay Street, Suite 1600	Houston, Texas 77002	713-646-4100 / 800-564-3036

     This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.
Forward Looking Statements
     Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. They include statements regarding the expected timing, cost, capacity and benefits of the St. James Terminal Facility expansion project. These statements are based on management’s current expectations and estimates; actual results may differ materially due to certain risks and uncertainties. These risks and uncertainties include, among other things, unanticipated shortages or cost increases in power supplies, materials and skilled labor, weather interference with business operations or project construction, disruption of Gulf Coast and foreign crude oil supplies, and other factors and uncertainties inherent in the marketing, transportation, terminalling, gathering and storage of crude oil. Other risks and uncertainties that may affect actual results include refinery downtime, continued creditworthiness of, and performance by, our counterparties, unusual weather patterns, the effects of competition, the success of our risk management activities, commodity price fluctuations, regulatory changes, and other factors and uncertainties inherent in the Partnership’s business as discussed in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2005, Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and other filings with the Securities and Exchange Commission.
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333 Clay Street, Suite 1600	Houston, Texas 77002	713-646-4100 / 800-564-3036